FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

Dear colleagues,

On the eve of Nokia’s one-hundred and fiftieth anniversary, I am pleased to be able to share some very exciting news.

Today we announced that we have reached an agreement to join with Alcatel-Lucent, a company with a history that is as long, proud and storied as our own; a company with deep roots in France, the United States and many other countries; a company that we are proud to bring into the Nokia family.

We plan to keep the Nokia name, but let there be no doubt that we want to share the best of both companies as we come together.  With this transaction we expect to create an innovation leader in next generation technology and services for an IP connected world - a company with a strong presence in many parts of the world and with deep European heritage.

We aim to create a global leader in innovation with deep expertise in the technologies of tomorrow. The combined company will have unparalleled innovation capabilities with Alcatel Lucent’s iconic Bell Labs, Nokia’s FutureWorks as well as Nokia Technologies, which will stay as a separate business with a clear focus on licensing and the incubation of new technologies. Just think about the possibilities of more than forty-thousand R&D employees and an annual R&D spend of 4.7 billion Euros (in 2014).

The combined group would be headquartered in Finland, with strategic business locations and major R&D centers in France, and many other countries including Germany, the United States and China.

The scope and scale of the combined product portfolio are impressive. We will be able to offer the most complete mobile and fixed network offer with all-IP, cloud-based technology, supported by a strengthened Global Services organization.  Our strengthened presence in all geographies — particularly in the United States, China, Europe and Asia-Pacific — would give us the scale and reach to better serve our customers’ global needs. The combination of these factors allows us to address new market opportunities and improve our long-term growth.

As you all well know, convergence is happening rapidly and making significant demands on the networks of the future. Only a company with innovation at its core will be able to meet these next generation needs. Nokia will be that kind of company and now is the time for it. This company will be a global powerhouse of networks know-how. We foster a high performance culture with strong values and unwavering commitment to ethics and integrity. We aspire to be a great place for ongoing learning and development. We will continue to attract and retain the best talent.

Please note that no organizational changes resulting from this announcement will take place until after the closing of this transaction, which is, of course, subject to approval by Nokia shareholders, regulatory approvals in a number of jurisdictions, completion of relevant works council consultations, and other customary closing conditions. We expect the acquisition to close in the first half of 2016, at the earliest. Until then, Nokia and Alcatel-Lucent are two entirely separate companies and will continue to operate as such, and we must remain totally focused on our business and our customers.  In fact, we remain competitors until we are one — and that is only when the transaction closes.

We have been through a lot of change over the years, and some have suggested to me that our people must have change fatigue. My response has been that while we have our moments of needing to take a breath, I have never worked with a more motivated and engaged team, a team that finds ways, time and time again, to find new energy and new ambition.

Let’s not lose this remarkable spirit as we embark on yet another new journey.  These are exciting times and we will continue to be at the forefront of some of the most interesting technological changes in the world — changes that will put us clearly at the heart of enabling the human possibilities of technology.

From my perspective, I have no doubt that this is the right deal, with the right logic, at the right time. I hope you agree.

Warm regards,

Rajeev

Ps: We have created a dedicated site on the Corporate Intranet where you can find news updates and further information on today’s announcement alongside answers to your most urgent questions. It can be found here. We will share further details, and make further announcements, as the transaction progresses.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected customer reach of the combined group; expected financial results of the combined group; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline; expected governance structure of the combined group and Nokia’s commitment to conducting business in France and China; the combined group’s ability to innovate and leverage its patent portfolio; the combined group’s ability to scale and enter new markets; and the ability to retain and attract talent. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction.  This document is not a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

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